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                          March 14, 2023

       Paul Alloway
       General Counsel
       Homology Medicines, Inc.
       One Patriots Park
       Bedford, Massachusetts 01730

                                                        Re: Homology Medicines,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 9, 2023
                                                            File No. 333-270414

       Dear Paul Alloway:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley Holmes